082-34952

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC
Mail Processing
Section

MAR 13 2008

Washington, DC

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 28/02/2008 [redacted]

08001276

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

SUPPL

Encl.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

3/18

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Date 28 February 2008

Dear Sir/Madam,

Re: Dyno Nobel SPS Trust – Preliminary Half Year Report – ASX Listing Rule 4.2A.3

Please find attached the Preliminary Half Year Report / Appendix 4D for the half year ended 31 December 2007.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO NOBEL SPS TRUST

ARSN 126 167 459

Appendix 4D – For the Financial Half Year Ended 31 December 2007

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A.3.

Current Reporting Period: Financial Half Year Ended 31 December 2007

Dyno Nobel SPS TRUST

ARSN 126 167 459

Interim financial report and Appendix 4D
Half-year ended

31 December 2007

Interim financial report

Contents

RESULTS FOR ANNOUNCEMENT TO THE MARKET

All Amounts in AUD	31 December 2007 $'000
Revenue from ordinary activities - Dividend income	10,948
Profit from ordinary activities after tax attributable to unit holders	10,785
Net profit for the period attributable to unit holders	10,785
Distribution per unit – 31 December 2007	$3.62

Note: As this financial report is the first financial report prepared by the SPS Trust, no comparative information is available.

Dyno Nobel SPS Trust
Directors' report

The Directors of Permanent Investment Management Limited, the responsible entity of Dyno Nobel SPS Trust ("the SPS Trust"), present their report together with the interim financial report of the SPS Trust for the period 28 June 2007 to 31 December 2007 and the auditor's report thereon. This financial report is the first financial report prepared by the SPS Trust since it was registered as a Managed Investment Scheme on 28 June 2007.

Responsible Entity

Permanent Investment Management Limited ("the Responsible Entity") has acted in the capacity of Responsible Entity of the SPS Trust since it was established under the trust deed. The registered office and principal place of business of the Responsible Entity and the SPS Trust is Level 4, 35 Clarence Street, Sydney, NSW 2000.

The names of the Directors of the Responsible Entity holding office during the period ended 31 December 2007 and until the date of this report were:

Name
Jonathan Westaby Sweeney
Michael John Britton
Ian Murray Nicol
Vicki Allen (appointed 15 June 2007)
Assyat David (resigned 29 October 2007)

Principal activities

The SPS Trust was established during the period for the purpose of issuing a new security called Dyno Nobel Step-up Preference Securities (DSPS). The DSPS are perpetual, preferred units in the SPS Trust and on 2 August 2007, 3,000,000 DSPS were issued at an issue price of $100 per security raising $300 million. The DSPS are listed on the ASX under "DYNPA".

The SPS Trust issued 1 ordinary unit at an issue price of $100 per unit to Dyno Nobel Limited.

The SPS Trust is a registered managed investment scheme and the SPS Trust is domiciled in Australia.

The SPS Trust did not have any employees during the period.

Review of operations

Results

The SPS Trust's net income from operations before distribution for the current period was $10,785,000.

The final distribution payable declared on 31 December 2007 was $10,873,165 representing a distribution of $3.62 on 3,000,000 fully paid units, which was paid on 31 December 2007. The distribution rate for the period 2 August to 31 December 2007 is 8.7033%.

Interests of the Responsible Entity

The Responsible Entity and its associates have not held any units in the SPS Trust during the financial period. Set out below are the fees paid or payable by the SPS Trust to the Responsible Entity, or any of its associates, during the period:

	$'000
Responsible Entity – management fees	45

Significant changes in the state of affairs

This was the SPS Trust's first reporting period. In the opinion of the Responsible Entity, apart from the issuance of the ordinary unit and DSPS as noted in the principal activities, there were no significant changes in the state of affairs of the SPS Trust that occurred during the financial period.

Likely developments

Further information about likely developments in the operations of the SPS Trust and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the SPS Trust.

Environmental regulation

The SPS Trust's operations are not subject to any significant environmental regulations under either Commonwealth, State or Territory legislation.

Events subsequent to balance date

There has not arisen in the interval between the end of the financial period and the date of this report any items, transaction or event of a material and unusual nature likely, in the opinion of the Responsible Entity, to affect significantly the operation of the SPS Trust, the results of those operations, or the state of affairs of the SPS Trust, in the future financial year.

Indemnities and insurance premiums for Officers or Auditors

Indemnification

Under the SPS Trust constitution the Responsible Entity, including its officers and employees, is indemnified out of the SPS Trust's assets for any loss, damage, expense or other liability incurred by it in properly performing or exercising any of its powers, duties or rights in relation to the SPS Trust. The SPS Trust has not indemnified any auditor of the SPS Trust.

Insurance premiums

No insurance premiums are paid out of the SPS Trust's assets in relation to insurance cover for the Responsible Entity, its officers and employees, the Compliance Committee or the auditors of the SPS Trust.

Lead Auditor's independence declaration

The lead auditor's independence declaration is set out on page 4 and forms part of the directors' report for the period ended 31 December 2007.

Rounding off

The SPS Trust is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Sydney this 27 February 2008.

This report is made with a resolution of the Directors of Permanent Investment Management Limited

Vicki Allen
Director

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Permanent Investment Management Limited
(as responsible entity for the Dyno Nobel SPS Trust)
Level 4
35 Clarence Street
Sydney NSW 2000

27 February 2008

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO PERMANENT INVESTMENT MANAGEMENT LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Permanent Investment Management Limited, as responsible entity for the Dyno Nobel SPS Trust.

As lead audit partner for the review of the financial statements of Dyno Nobel SPS Trust for the period ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner
Chartered Accountants
Sydney, 27 February 2008

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor's Review Report to the Unitholders of Dyno Nobel SPS Trust

Report on the Interim Financial Report

We have reviewed the accompanying interim financial report of Dyno Nobel SPS Trust, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement, statement of changes in equity for the period ended on that date, selected explanatory notes and the directors' declaration of the Trust as set out on pages 7 to 19.

Directors' Responsibility for the Interim Financial Report

The directors of the Responsible Entity are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Trust's financial position as at 31 December 2007 and its performance for the period ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of the Dyno Nobel SPS Trust, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Dyno Nobel SPS Trust is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Trust's financial position as at 31 December 2007 and of its performance for the period ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner
Chartered Accountants
Sydney, 27 February 2008

Directors' declaration

In the opinion of the Directors of Permanent Investment Management Limited, the responsible entity of Dyno Nobel SPS Trust ('the SPS Trust'):

(a) there are reasonable grounds to believe that the SPS Trust will be able to pay its debts as and when they become due and payable.

(b) the attached financial statements and notes set out on pages 8 to 19, are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the SPS Trust.

Dated at Sydney this 27 February 2008.
Signed in accordance with a resolution of the Directors of Permanent Investment Management Limited:

Vicki Allen
Director

Dyno Nobel SPS Trust

Income Statement for the period ended 31 December 2007

For the period from 28 June 2007 to 31 December 2007

	$'000
Income	
Dividend received	10,948
Expenses	
Management fees	(45)
Listing and registry fees	(105)
Legal fees	(13)
Total expenses	(163)
Net income attributable to unit holders	10,785
Net income per security	$3.60

The income statement is to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust
Balance Sheet
As at 31 December 2007

	Note	**$'000**
Assets		
Non current assets		
Investments	6	300,000
Total non current assets		300,000
Total assets		
Liabilities		
Current liabilities		
Trade and other payables – related party		(88)
Total current liabilities		(88)
Net assets		299,912
Equity		
Step-up preference securities		300,000
Accumulated loss for the year		(88)
Total Equity		299,912

The balance sheet is to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust
Statement of Changes in Equity
For the period from 28 June 2007 to 31 December 2007

	$'000
Equity at beginning of period	-
Proceeds from step-up preference securities issued	300,000
Net income for the period	10,785
Distribution paid	(10,873)
Total equity at end of period	299,912

The statements of equity are to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust

Statement of cash flows

For the period from 28 June 2007 to 31 December 2007

	$'000
Cash flows from operating activities	
Dividends received	10,873
Net cash flows from operating activities	10,873
Cash flows investing activities	
Acquisition of investments	(300,000)
Net cash flows from investing activities	(300,000)
Cash flow from financing activities	
Proceeds from issue of step-up preference securities	300,000
Distribution paid	(10,873)
Net cash flows from financing activities	289,127
Net increase in cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	-

Reconciliation of cash flows from operating activities

	$'000
Net income from operating activities	10,785
Add/(Less) items described as investing/borrowing activities	
Acquisition of investments	(300,000)
Proceeds from issue of step-up preference securities	300,000
Changes in assets and liabilities during the period	
Increase in payables – related parties	88
Net cash flows from operating activities	10,873

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust
Notes to the financial statements

1. Significant accounting policies

Dyno Nobel SPS Trust, (the 'SPS Trust') is a registered Managed Investment Scheme under the Corporations Act 2001. The interim financial report of the SPS Trust is for the period 28 June 2007 to 31 December 2007. The SPS Trust has a financial year end of 30 June.

The financial report was authorised for issue by the directors of the Responsible Entity on 27 February 2008.

(a) Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting' ("AASB 134"). Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report. The notes that are included with the half-year financial report are intended to provide an explanation of events and transactions that are significant to the understanding of the changes in financial position and performance of the entity.

(b) Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

As this is the first financial report prepared by the SPS Trust the accounting policies have been disclosed below.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies have been applied consistently.

(c) Dividend income

Dividend income from Dyno Nobel SPS Trust LLC is recognised on an accruals basis when the SPS Trust obtains the right to receive the dividend.

(d) Investments

The SPS Trust has invested in preference shares issued by Dyno Nobel SPS Trust LLC, a wholly owned subsidiary of the Dyno Nobel Limited Group. Investments are recognised initially at fair value plus directly attributable transaction costs. Subsequent to initial recognition investments are measured on the basis set out in note 1(l).

(e) Expenses

All expenses, including management fees and custodian fees, are recognised in the income statement on an accrual basis. Included in other operating expenses are administrative, legal and advisory fees.

(f) Taxation

Under current legislation the SPS Trust is not subject to income tax as its taxable income (including assessable realised capital gains) is distributed in full to the unit holders.

1. Significant accounting policies (continued)

(g) Distribution

The SPS Trust fully distributes its distributable income, calculated in accordance with the SPS Trust constitution and applicable taxation legislation, to the unit holders who are presently entitled to the income under the constitution. Distributions are treated as distributions of equity, consistent with the recognition of the underlying units as equity (refer to 1(k) below).

(h) Goods and services tax

The SPS Trust is registered for Goods and Services Tax (GST) purposes and will receive input tax credits for GST paid. Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; and
- For receivables and payables which are recognised inclusive of GST

Cash flows are included in the statement of cash flows on a gross basis.

(i) Segment reporting

A segment is a distinguishable component of the SPS Trust that is engaged in either a business segment or based on the SPS Trust's asset classes within a particular geographical segment based on the geographical location of the assets, which is subject to risks and rewards that are different from those of other segments.

(j) Financial period

The SPS Trust was registered as a Managed investment Scheme on 28 June 2007. This is the first periodic report prepared by the SPS Trust and covers the period 28 June to 31 December 2007. Accordingly no comparatives are available for the previous reporting period. The SPS Trust has a financial year end of 30 June.

(k) Financial instruments issued by the SPS Trust

Step-up preference securities issued by the SPS Trust are classified as equity instruments, reflecting the terms and conditions attached to them and the substance of the underlying contractual arrangements.

1. Significant accounting policies (continued)

(l) Financial instruments

Classification

The SPS Trust recognises all its debt and equity investments at fair value with movements in fair value being booked through the income statement.

The category of financial assets and financial liabilities at fair value through profit or loss comprises financial instruments designated at fair value through profit or loss upon initial recognition. These include financial assets that are not held for trading purposes and which may be sold. These include investments in equity instruments and shares in unlisted entities.

Recognition

The SPS Trust recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. Financial assets are recognised using trade date accounting. From this date any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

Measurement

Financial instruments are measured initially at fair value (transaction price) plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately, while on other financial instruments they are amortised.

Subsequent to initial recognition, all instruments classified at fair value through profit or loss are measured at fair value with changes in their fair value recognised in the income statement.

1. **Significant accounting policies (continued)**

Fair value information

The Scheme's financial instruments are carried at fair value on the balance sheet. Usually the fair value of the financial instruments can be reliably determined within a reasonable range of estimates.

Fair value estimates are made at a specific point of time, based on market conditions and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment (e.g. interest rates, volatility, estimated cash flows, etc.) and therefore, cannot be determined with precision.

For certain other financial instruments, including other receivables and payables, the carrying amounts approximate fair value due to the immediate or short-term nature of these financial instruments.

The carrying amounts of all the Scheme's financial assets and liabilities at the balance sheet date approximated their fair values.

2. **Segment reporting**

The primary activity of the SPS Trust is to invest in preference shares issued by Dyno Nobel LLC, a wholly owned subsidiary of the Dyno Nobel Limited Group. The trust is domiciled in Australia.

3. **Step up preference securities**

All preference securities in the SPS Trust are of the same class and carry equal rights. Under the SPS Trust constitution, each unit represents a right to the underlying assets of the SPS Trust.

	$'000
Opening balance	-
Issue of 3,000,000 securities at $100 each	300,000
Closing balance	300,000

The SPS Trust was established during the year for the purpose of issuing a new security called Dyno Nobel step-up Preference Securities (DSPS). The DSPS are perpetual, preferred units in the SPS Trust and on 2 August 2007, 3,000,000 DSPS were issued at an issue price of $100 per security raising $300 million. The DSPS are listed on the ASX under "DYNPA".

Distributions on the DSPS are at the discretion of the Trustee and are paid on a floating rate, unfranked, non-cumulative, discretionary and semi-annual basis. Distributions are therefore only paid after declaration by the Trustee. If a distribution is not paid in full, the distribution does not accumulate and may never be paid on the DSPS. If a distribution is not paid in full, Dyno Nobel Limited will be prohibited from paying dividends or making other distributions on any class of its share capital until such time as scheduled on a six monthly basis thereafter. The distribution rate is the 180 day bank bill swap rate plus a margin of 2.00%. The first periodic remarketing date is 30 June 2010 and provides the issuer with the following options:

- If a Remarketing process is successful (i.e. the Holders of at least 25% of Dyno Nobel SPS agree to the new margin on the adjusted terms) the new margin will apply to all Dyno Nobel SPS until the next Remarketing Date. Those Holders who did not agree to the new margin will have their Dyno Nobel SPS realised;

3. Step up preference securities (continued)

- If a Remarketing process is unsuccessful, or there is no Remarketing process, the Step-up Margin will apply to any Dyno Nobel SPS on issue after the Remarketing Date;

- The Issuer can initiate a New Credit Rating Remarketing if it obtains a credit rating (it can only do this once). The Margin may not be less than the Initial Margin under a New Credit Rating Remarketing, although the Issuer may propose other new terms to Holders.

4. Ordinary units on issue

There is 1 ordinary unit issued by the SPS Trust to Dyno Nobel Limited which represents a right to the underlying assets of the trust.

	$
Opening balance	-
Issue of 1 securities at $100 each	100
Closing balance	100

5. Distribution paid and payable

	$'000	Dollar per unit
Final distribution payable on 3,000,000 units	10,873	3.62

The final distribution rate for the period 2 August 2007 to 31 December 2007, inclusive was 8.7033%.

6. Financial instrument

Fair value of financial instruments
The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair value.

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Credit risk
Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in financial loss to the Trust.

The carrying amount of financial assets recorded in the financial statements represents the Trust's maximum exposure to credit risk.

Effective interest rates and repricing analysis
In respect of income earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

			Interest Rate maturing in				
	Floating interest rate $'000	**1 year or less $'000**	**1 to 5 years $'000**	**More than 5 years $'000**	**Non interest bearing $'000**	**Total interest $'000**	**Effective interest rate %**
Assets							
Investments	300,000	-	-	-	-	-	8.7033
	300,000	-	-	-	-	-	

7. Earnings per security

Net income for the period	10,785,000
Number of securities	3,000,000
Income per security	$3.60

8. Related parties

Responsible entity

The responsible entity for the SPS Trust is Permanent Investment Management Limited (ABN 45 003 278 831) whose ultimate holding company is Trust Company Limited (ABN 59 004 027 749).

Key management personnel

The SPS Trust does not employ personnel in its own right. However it is required to have an incorporated Responsible Entity to manage the activities of the SPS Trust and this is considered the Key Management Personnel. The Directors of the Responsible Entity are deemed to be key management personnel of that entity and their names are listed in the Directors Report.

No compensation is paid to Directors or directly by the SPS Trust to any Key Management Personnel of the Responsible Entity.

Responsible entity fees and other transactions

	$'000
Fees paid or payable to the Responsible Entity as at reporting date	45

Related party transactions

All transactions with related parties are conducted on normal commercial terms and conditions.

Related party investments held by the SPS Trust

The SPS Trust has no investment in Permanent Investment Management Limited or its associates.

Units in the SPS Trust held by related parties

At 31 December 2007 neither the Responsible Entity nor any of its related entities owned units in the SPS Trust.

Units in the SPS Trust held by other related parties

As at 31 December 2007 no Directors of the Responsible Entity held units in the SPS Trust.

Key management personnel loan disclosures

The SPS Trust has not made, guaranteed or secured, directly or indirectly, any loans to the key management personnel or their personally related entities at any time during the reporting period.

Other transactions within the SPS Trust

Apart from those details disclosed in this note, no Director has entered into a material contract with the SPS Trust during the period and there were no material contracts involving directors' interests existing at year end.

9. Contingent liabilities

At the date of this report, the Responsible Entity is not aware of any contingent liabilities or contingent assets that relate to the SPS Trust.

Dyno Nobel SPS Trust

Notes to the financial statements (continued)

10. Subsequent Events

There has not arisen in the interval between the end of the financial period and the date of this report any items, transaction or event of a material and unusual nature likely, in the opinion of the Responsible Entity, to affect significantly the operation of the SPS Trust, the results of those operations, or the state of affairs of the SPS Trust, in the future financial year.

DYNO
Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 28 February 2008

Dear Sir/Madam,

Re: Dyno Nobel SPS Trust – Preliminary Half Year Report – ASX Listing Rule 4.2A.3

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that Dyno Nobel Limited has lodged the attached Preliminary Half Year Report / Appendix 4D for the half year ended 31 December 2007.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO NOBEL SPS TRUST

ARSN 126 167 459

Appendix 4D – For the Financial Half Year Ended 31 December 2007

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A.3.

Current Reporting Period: Financial Half Year Ended 31 December 2007

Dyno Nobel SPS TRUST

ARSN 126 167 459

Interim financial report and Appendix 4D
Half-year ended

31 December 2007

Interim financial report

Contents

RESULTS FOR ANNOUNCEMENT TO THE MARKET

All Amounts in AUD	31 December 2007 $'000
Revenue from ordinary activities - Dividend income	10,948
Profit from ordinary activities after tax attributable to unit holders	10,785
Net profit for the period attributable to unit holders	10,785
Distribution per unit – 31 December 2007	$3.62

Note: As this financial report is the first financial report prepared by the SPS Trust, no comparative information is available.

Dyno Nobel SPS Trust
Directors' report

The Directors of Permanent Investment Management Limited, the responsible entity of Dyno Nobel SPS Trust ("the SPS Trust"), present their report together with the interim financial report of the SPS Trust for the period 28 June 2007 to 31 December 2007 and the auditor's report thereon. This financial report is the first financial report prepared by the SPS Trust since it was registered as a Managed Investment Scheme on 28 June 2007.

Responsible Entity

Permanent Investment Management Limited ("the Responsible Entity") has acted in the capacity of Responsible Entity of the SPS Trust since it was established under the trust deed. The registered office and principal place of business of the Responsible Entity and the SPS Trust is Level 4, 35 Clarence Street, Sydney, NSW 2000.

The names of the Directors of the Responsible Entity holding office during the period ended 31 December 2007 and until the date of this report were:

Name
Jonathan Westaby Sweeney
Michael John Britton
Ian Murray Nicol
Vicki Allen (appointed 15 June 2007)
Assyat David (resigned 29 October 2007)

Principal activities

The SPS Trust was established during the period for the purpose of issuing a new security called Dyno Nobel Step-up Preference Securities (DSPS). The DSPS are perpetual, preferred units in the SPS Trust and on 2 August 2007, 3,000,000 DSPS were issued at an issue price of $100 per security raising $300 million. The DSPS are listed on the ASX under "DYNPA".

The SPS Trust issued 1 ordinary unit at an issue price of $100 per unit to Dyno Nobel Limited.

The SPS Trust is a registered managed investment scheme and the SPS Trust is domiciled in Australia.

The SPS Trust did not have any employees during the period.

Review of operations

Results

The SPS Trust's net income from operations before distribution for the current period was $10,785,000.

The final distribution payable declared on 31 December 2007 was $10,873,165 representing a distribution of $3.62 on 3,000,000 fully paid units, which was paid on 31 December 2007. The distribution rate for the period 2 August to 31 December 2007 is 8.7033%.

Interests of the Responsible Entity

The Responsible Entity and its associates have not held any units in the SPS Trust during the financial period. Set out below are the fees paid or payable by the SPS Trust to the Responsible Entity, or any of its associates, during the period:

	$'000
Responsible Entity – management fees	45

Significant changes in the state of affairs

This was the SPS Trust's first reporting period. In the opinion of the Responsible Entity, apart from the issuance of the ordinary unit and DSPS as noted in the principal activities, there were no significant changes in the state of affairs of the SPS Trust that occurred during the financial period.

Likely developments

Further information about likely developments in the operations of the SPS Trust and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the SPS Trust.

Environmental regulation

The SPS Trust's operations are not subject to any significant environmental regulations under either Commonwealth, State or Territory legislation.

Events subsequent to balance date

There has not arisen in the interval between the end of the financial period and the date of this report any items, transaction or event of a material and unusual nature likely, in the opinion of the Responsible Entity, to affect significantly the operation of the SPS Trust, the results of those operations, or the state of affairs of the SPS Trust, in the future financial year.

Indemnities and insurance premiums for Officers or Auditors

Indemnification

Under the SPS Trust constitution the Responsible Entity, including its officers and employees, is indemnified out of the SPS Trust's assets for any loss, damage, expense or other liability incurred by it in properly performing or exercising any of its powers, duties or rights in relation to the SPS Trust. The SPS Trust has not indemnified any auditor of the SPS Trust.

Insurance premiums

No insurance premiums are paid out of the SPS Trust's assets in relation to insurance cover for the Responsible Entity, its officers and employees, the Compliance Committee or the auditors of the SPS Trust.

Lead Auditor's independence declaration

The lead auditor's independence declaration is set out on page 4 and forms part of the directors' report for the period ended 31 December 2007.

Rounding off

The SPS Trust is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Sydney this 27 February 2008.

This report is made with a resolution of the Directors of Permanent Investment Management Limited

Vicki Allen
Director

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Permanent Investment Management Limited
(as responsible entity for the Dyno Nobel SPS Trust)
Level 4
35 Clarence Street
Sydney NSW 2000

27 February 2008

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO PERMANENT INVESTMENT MANAGEMENT LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Permanent Investment Management Limited, as responsible entity for the Dyno Nobel SPS Trust.

As lead audit partner for the review of the financial statements of Dyno Nobel SPS Trust for the period ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner
Chartered Accountants
Sydney, 27 February 2008

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor's Review Report to the Unitholders of Dyno Nobel SPS Trust

Report on the Interim Financial Report

We have reviewed the accompanying interim financial report of Dyno Nobel SPS Trust, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement, statement of changes in equity for the period ended on that date, selected explanatory notes and the directors' declaration of the Trust as set out on pages 7 to 19.

Directors' Responsibility for the Interim Financial Report

The directors of the Responsible Entity are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Trust's financial position as at 31 December 2007 and its performance for the period ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of the Dyno Nobel SPS Trust, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Dyno Nobel SPS Trust is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Trust's financial position as at 31 December 2007 and of its performance for the period ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner
Chartered Accountants
Sydney, 27 February 2008

Directors' declaration

In the opinion of the Directors of Permanent Investment Management Limited, the responsible entity of Dyno Nobel SPS Trust ('the SPS Trust'):

(a) there are reasonable grounds to believe that the SPS Trust will be able to pay its debts as and when they become due and payable.

(b) the attached financial statements and notes set out on pages 8 to 19, are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the SPS Trust.

Dated at Sydney this 27 February 2008.
Signed in accordance with a resolution of the Directors of Permanent Investment Management Limited:

Vicki Allen
Director

Dyno Nobel SPS Trust

Income Statement for the period ended 31 December 2007

For the period from 28 June 2007 to 31 December 2007

	$'000
Income	
Dividend received	10,948
Expenses	
Management fees	(45)
Listing and registry fees	(105)
Legal fees	(13)
Total expenses	(163)
Net income attributable to unit holders	10,785
Net income per security	$3.60

The income statement is to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust

Balance Sheet

As at 31 December 2007

	Note	**$'000**
Assets		
Non current assets		
Investments	6	300,000
Total non current assets		300,000
Total assets		
Liabilities		
Current liabilities		
Trade and other payables – related party		(88)
Total current liabilities		(88)
Net assets		299,912
Equity		
Step-up preference securities		300,000
Accumulated loss for the year		(88)
Total Equity		299,912

The balance sheet is to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust
Statement of Changes in Equity
For the period from 28 June 2007 to 31 December 2007

	$'000
Equity at beginning of period	-
Proceeds from step-up preference securities issued	300,000
Net income for the period	10,785
Distribution paid	(10,873)
Total equity at end of period	299,912

The statements of equity are to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust

Statement of cash flows

For the period from 28 June 2007 to 31 December 2007

	$'000
Cash flows from operating activities	
Dividends received	10,873
Net cash flows from operating activities	10,873
Cash flows investing activities	
Acquisition of investments	(300,000)
Net cash flows from investing activities	(300,000)
Cash flow from financing activities	
Proceeds from issue of step-up preference securities	300,000
Distribution paid	(10,873)
Net cash flows from financing activities	289,127
Net increase in cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	-

Reconciliation of cash flows from operating activities

	$'000
Net income from operating activities	10,785
Add/(Less) items described as investing/borrowing activities	
Acquisition of investments	(300,000)
Proceeds from issue of step-up preference securities	300,000
Changes in assets and liabilities during the period	
Increase in payables – related parties	88
Net cash flows from operating activities	10,873

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 12 to 19.

Dyno Nobel SPS Trust
Notes to the financial statements

1. Significant accounting policies

Dyno Nobel SPS Trust, (the 'SPS Trust') is a registered Managed Investment Scheme under the Corporations Act 2001. The interim financial report of the SPS Trust is for the period 28 June 2007 to 31 December 2007. The SPS Trust has a financial year end of 30 June.

The financial report was authorised for issue by the directors of the Responsible Entity on 27 February 2008.

(a) Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting' ("AASB 134"). Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report. The notes that are included with the half-year financial report are intended to provide an explanation of events and transactions that are significant to the understanding of the changes in financial position and performance of the entity.

(b) Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

As this is the first financial report prepared by the SPS Trust the accounting policies have been disclosed below.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies have been applied consistently.

(c) Dividend income

Dividend income from Dyno Nobel SPS Trust LLC is recognised on an accruals basis when the SPS Trust obtains the right to receive the dividend.

(d) Investments

The SPS Trust has invested in preference shares issued by Dyno Nobel SPS Trust LLC, a wholly owned subsidiary of the Dyno Nobel Limited Group. Investments are recognised initially at fair value plus directly attributable transaction costs. Subsequent to initial recognition investments are measured on the basis set out in note 1(l).

(e) Expenses

All expenses, including management fees and custodian fees, are recognised in the income statement on an accrual basis. Included in other operating expenses are administrative, legal and advisory fees.

(f) Taxation

Under current legislation the SPS Trust is not subject to income tax as its taxable income (including assessable realised capital gains) is distributed in full to the unit holders.

1. Significant accounting policies (continued)

(g) Distribution

The SPS Trust fully distributes its distributable income, calculated in accordance with the SPS Trust constitution and applicable taxation legislation, to the unit holders who are presently entitled to the income under the constitution. Distributions are treated as distributions of equity, consistent with the recognition of the underlying units as equity (refer to 1(k) below).

(h) Goods and services tax

The SPS Trust is registered for Goods and Services Tax (GST) purposes and will receive input tax credits for GST paid. Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; and
- For receivables and payables which are recognised inclusive of GST

Cash flows are included in the statement of cash flows on a gross basis.

(i) Segment reporting

A segment is a distinguishable component of the SPS Trust that is engaged in either a business segment or based on the SPS Trust's asset classes within a particular geographical segment based on the geographical location of the assets, which is subject to risks and rewards that are different from those of other segments.

(j) Financial period

The SPS Trust was registered as a Managed investment Scheme on 28 June 2007. This is the first periodic report prepared by the SPS Trust and covers the period 28 June to 31 December 2007. Accordingly no comparatives are available for the previous reporting period. The SPS Trust has a financial year end of 30 June.

(k) Financial instruments issued by the SPS Trust

Step-up preference securities issued by the SPS Trust are classified as equity instruments, reflecting the terms and conditions attached to them and the substance of the underlying contractual arrangements.

1. Significant accounting policies (continued)

(l) Financial instruments

Classification

The SPS Trust recognises all its debt and equity investments at fair value with movements in fair value being booked through the income statement.

The category of financial assets and financial liabilities at fair value through profit or loss comprises financial instruments designated at fair value through profit or loss upon initial recognition. These include financial assets that are not held for trading purposes and which may be sold. These include investments in equity instruments and shares in unlisted entities.

Recognition

The SPS Trust recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. Financial assets are recognised using trade date accounting. From this date any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

Measurement

Financial instruments are measured initially at fair value (transaction price) plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately, while on other financial instruments they are amortised.

Subsequent to initial recognition, all instruments classified at fair value through profit or loss are measured at fair value with changes in their fair value recognised in the income statement.

1. Significant accounting policies (continued)

Fair value information

The Scheme's financial instruments are carried at fair value on the balance sheet. Usually the fair value of the financial instruments can be reliably determined within a reasonable range of estimates.

Fair value estimates are made at a specific point of time, based on market conditions and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment (e.g. interest rates, volatility, estimated cash flows, etc.) and therefore, cannot be determined with precision.

For certain other financial instruments, including other receivables and payables, the carrying amounts approximate fair value due to the immediate or short-term nature of these financial instruments.

The carrying amounts of all the Scheme's financial assets and liabilities at the balance sheet date approximated their fair values.

2. Segment reporting

The primary activity of the SPS Trust is to invest in preference shares issued by Dyno Nobel LLC, a wholly owned subsidiary of the Dyno Nobel Limited Group. The trust is domiciled in Australia.

3. Step up preference securities

All preference securities in the SPS Trust are of the same class and carry equal rights. Under the SPS Trust constitution, each unit represents a right to the underlying assets of the SPS Trust.

	$'000
Opening balance	-
Issue of 3,000,000 securities at $100 each	300,000
Closing balance	300,000

The SPS Trust was established during the year for the purpose of issuing a new security called Dyno Nobel step-up Preference Securities (DSPS). The DSPS are perpetual, preferred units in the SPS Trust and on 2 August 2007, 3,000,000 DSPS were issued at an issue price of $100 per security raising $300 million. The DSPS are listed on the ASX under "DYNPA".

Distributions on the DSPS are at the discretion of the Trustee and are paid on a floating rate, unfranked, non-cumulative, discretionary and semi-annual basis. Distributions are therefore only paid after declaration by the Trustee. If a distribution is not paid in full, the distribution does not accumulate and may never be paid on the DSPS. If a distribution is not paid in full, Dyno Nobel Limited will be prohibited from paying dividends or making other distributions on any class of its share capital until such time as scheduled on a six monthly basis thereafter. The distribution rate is the 180 day bank bill swap rate plus a margin of 2.00%. The first periodic remarketing date is 30 June 2010 and provides the issuer with the following options:

- If a Remarketing process is successful (i.e. the Holders of at least 25% of Dyno Nobel SPS agree to the new margin on the adjusted terms) the new margin will apply to all Dyno Nobel SPS until the next Remarketing Date. Those Holders who did not agree to the new margin will have their Dyno Nobel SPS realised;

3. Step up preference securities (continued)

- If a Remarketing process is unsuccessful, or there is no Remarketing process, the Step-up Margin will apply to any Dyno Nobel SPS on issue after the Remarketing Date;

- The Issuer can initiate a New Credit Rating Remarketing if it obtains a credit rating (it can only do this once). The Margin may not be less than the Initial Margin under a New Credit Rating Remarketing, although the Issuer may propose other new terms to Holders.

4. Ordinary units on issue

There is 1 ordinary unit issued by the SPS Trust to Dyno Nobel Limited which represents a right to the underlying assets of the trust.

	$
Opening balance	-
Issue of 1 securities at $100 each	100
Closing balance	100

5. Distribution paid and payable

	$'000	Dollar per unit
Final distribution payable on 3,000,000 units	10,873	3.62

The final distribution rate for the period 2 August 2007 to 31 December 2007, inclusive was 8.7033%.

6. Financial instrument

Fair value of financial instruments

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair value.

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in financial loss to the Trust.

The carrying amount of financial assets recorded in the financial statements represents the Trust's maximum exposure to credit risk.

Effective interest rates and repricing analysis

In respect of income earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

			Interest Rate maturing in				
	Floating interest rate $'000	1 year or less $'000	1 to 5 years $'000	More than 5 years $'000	Non interest bearing $'000	Total interest $'000	Effective interest rate %
Assets							
Investments	300,000	-	-	-	-	-	8.7033
	300,000	-	-	-	-	-	

7. Earnings per security

Net income for the period	10,785,000
Number of securities	3,000,000
Income per security	$3.60

8. Related parties

Responsible entity

The responsible entity for the SPS Trust is Permanent Investment Management Limited (ABN 45 003 278 831) whose ultimate holding company is Trust Company Limited (ABN 59 004 027 749).

Key management personnel
The SPS Trust does not employ personnel in its own right. However it is required to have an incorporated Responsible Entity to manage the activities of the SPS Trust and this is considered the Key Management Personnel. The Directors of the Responsible Entity are deemed to be key management personnel of that entity and their names are listed in the Directors Report.

No compensation is paid to Directors or directly by the SPS Trust to any Key Management Personnel of the Responsible Entity.

Responsible entity fees and other transactions

	$'000
Fees paid or payable to the Responsible Entity as at reporting date	45

Related party transactions
All transactions with related parties are conducted on normal commercial terms and conditions.

Related party investments held by the SPS Trust
The SPS Trust has no investment in Permanent Investment Management Limited or its associates.

Units in the SPS Trust held by related parties
At 31 December 2007 neither the Responsible Entity nor any of its related entities owned units in the SPS Trust.

Units in the SPS Trust held by other related parties
As at 31 December 2007 no Directors of the Responsible Entity held units in the SPS Trust.

Key management personnel loan disclosures
The SPS Trust has not made, guaranteed or secured, directly or indirectly, any loans to the key management personnel or their personally related entities at any time during the reporting period.

Other transactions within the SPS Trust
Apart from those details disclosed in this note, no Director has entered into a material contract with the SPS Trust during the period and there were no material contracts involving directors' interests existing at year end.

9. Contingent liabilities

At the date of this report, the Responsible Entity is not aware of any contingent liabilities or contingent assets that relate to the SPS Trust.

Dyno Nobel SPS Trust

Notes to the financial statements (continued)

10. Subsequent Events

There has not arisen in the interval between the end of the financial period and the date of this report any items, transaction or event of a material and unusual nature likely, in the opinion of the Responsible Entity, to affect significantly the operation of the SPS Trust, the results of those operations, or the state of affairs of the SPS Trust, in the future financial year.

END